

Williams Creek Explorations Limited

1202-1022 Nelson Street, Vancouver, BC, Canada V6C 4S7
Tel: 604-662-4480 Fax: 604-685-0553








SEC MAIL PROCESSING
RECEIVED
MAR 0 6 2006
WASH. D.C.
152
SECTION



**NEWS RELEASE February 2, 2006**
Trading Symbol: WCX TSX-V

Williams Creek Explorations Limited is pleased to announce that the non-brokered private placement announced 17 January 2006 for 300,000 Units at a price of $0.38 per Unit (being a discount from the Market Price), each Unit consisting of one common share and one non-transferable share purchase Warrant with a one year term expiring on 1 February 2007, exercisable at a price of $0.50, closed on 1 February 2006. All of the securities have a hold period ending 2 June 2006.

Contact: James E. McInnes, President, 604-662-4480

ON BEHALF OF THE BOARD

*"James E. McInnes"*

James E. McInnes, President

THE TXS VENTURE EXCHANGE HAS NOT REVIEWED, AND DOES NOT ACCEPT RESPONSIBILITY FOR, THE ADEQUACY OR THE ACCURACY OF THIS RELEASE.



Williams Creek Explorations Limited
1202-1022 Nelson Street, Vancouver, BC, Canada V6C 4S7
Tel: 604-662-4480 Fax: 604-685-0553

**NEWS RELEASE February 15, 2006**
Trading Symbol: WCX TSX-V

**DRILLING INTERSECTS FURTHER COPPER-GOLD MINERALISATION AT AFTON-AREA PROJECT, B.C.**

Williams Creek Explorations Limited ("the company") is pleased to announce that drilling has completed and all results have been received, from a work program which was completed before Christmas, 2005 on it's 100% owned crown grants in the Afton mine area, British Columbia. The program consisted of three holes designed to further test a geophysical anomaly where two diamond drill holes were previously completed in September, 2005 (see News Release of November 2, 2005). A total of 2,231.17 meters was drilled in the five holes. The two holes drilled in September intersected copper and gold grades up to 0.9% copper and 1.1 g/t gold respectively over narrow intervals within zones of magnetite-apatite alteration occurring within fault structures and as a matrix to zones of brecciation which are themselves crosscut by specular hematite which occurs as veins. The holes were drilled on the same section and were designed to test a broad conductivity-high geophysical anomaly for copper-gold mineralization. The subsequently drilled three holes intersected similar alteration and mineralization. The copper-gold intersections encountered in the drill programs are tabularized below. This table includes the results of sampling between previously sampled intervals from the first drill program. This work returned an interval of 22.75 meters averaging 0.18% copper and 0.22 grams per tonne (g/t) gold from 172.8 to 196.3 meters (m) in hole DH-2005-1.

There are significant intersections of low-grade gold mineralization in holes DH-2005-1 and 5. DH-2005-1 intersected 43.65 m (47.9 to 91.55 m depth) with a weighted average grade of 0.112 g/t Au and 49.27 meters (114.23 to 193.5 m depth) averaging 0.127 g/t. DH-2005-5 intersected 12.08 m (225.14 to 237.22 m depth) averaging 0.145 g/t Au and 13.25 meters (358.82 to 372.07 m depth) averaging 0.166 g/t Au. The highest gold analyses from the 2005 drill program are 1.52 g/t (over 0.8 m) and 1.50 g/t (0.56 m), both in hole DDH-2005-1. The highest silver analyses are 36.1 g/t (1.28 m) and 10.3 g/t (1.73 m) in hole DDH-2005-2. The highest copper analyses are 0.599 % (0.45 m) and 0.576% (0.44 m) in DDH-2005-1 and 0.905% (0.4 m) in DDH-2005-2.

| Hole | From (m) | To (m) | Interval (m) | Gold (g/t) | Copper % |
|---|---|---|---|---|---|
| DH-2005-1 | 144.88 | 148.80 | 3.92 | 0.12 | 0.26 |
| DH-2005-1 | 172.80 | 196.30 | 22.75 | 0.22 | 0.18 |
| Including | 173.75 | 177.75 | 4.00 | 0.25 | 0.35 |
| DH-2005-2 | 215.68 | 216.08 | 0.40 | 1.06 | 0.91 |
| DH-2005-2 | 292.55 | 295.00 | 2.45 | 0.04 | 0.17 |
| DH-2005-3 | 417.62 | 419.11 | 1.49 | 0.11 | 0.25 |
| DH-2005-4 | 150.76 | 152.09 | 1.33 | 0.33 | 0.46 |
| DH-2005-4 | 266.69 | 280.63 | 13.94 | 0.15 | 0.16 |
| DH-2005-5 | 185.40 | 189.60 | 4.20 | 0.58 | 0.18 |

The Afton copper-gold mine, formerly owned and operated by Teck Cominco Ltd., is located 10 kilometers west of Kamloops, B.C. and produced low grade copper and gold from 1978 to 1987. The Afton mine is now owned by New Gold Corp. ("New Gold") who, recognizing the potential for deep high-grade copper gold mineralization amenable to underground mining, has outlined a Measured and Indicated Resource of 68.7 Million Tonnes grading 1.08% copper and 0.85 g/t gold underneath the Afton pit. The company's crown grants are located within the area controlled by New Gold and immediately south of the Afton pit and north of the smaller Pothook pit.

Management is encouraged by the results which indicate that the geophysical anomaly is broadly associated with increased sulphides including those bearing copper and gold. In addition the mineralization was noted to be associated with broad zones of magnetite occurring in structures and as a matrix to zones of brecciation which are themselves crosscut by specular hematite which occurs as veins. The drilling tested the geophysical anomaly at comparably shallow depths relative to the depths at which New Gold has intersected high-grade mineralization within the Afton camp. Management believes that the drilling intersected copper and gold grades indicative of an environment permissive for high-grade copper-gold mineralization. Future drilling will test the geophysical anomaly at greater depth and along its strike extent. This drill program will commence in March, 2006. The NSAMT (natural source audio frequency magnetotellurics) geophysical work program conducted in August (see the company's news release of August 5, 2005) identified a strong conductivity anomaly underneath the company's property which has been traced to 700 meters beneath the surface.

Samples were shipped to ALS Chemex Laboratories of North Vancouver, Ecotech Labs of Kamloops and Acme Analytical Laboratories of Vancouver for analysis. A quality control program which included the insertion of standards, blanks and field duplicates was implemented and all work is being carried out under the supervision of Vin Campbell, Ph.D., P.Geo., a qualified person under the meaning of National instrument 43-101.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan Poliquin"

Morgan Poliquin, M.Sc., P.Eng.
Director



Williams Creek Explorations Limited
1202-1022 Nelson Street, Vancouver, BC, Canada V6C 4S7
Tel: 604-662-4480 Fax: 604-685-0553
Contact: James E. McInnes, President



**NEWS RELEASE**

24 February 2006

Williams Creek Explorations Limited has accepted the resignation of Mike Muzylowski as Director and member of the Audit Committee effective 21 February 2006. The Company is pleased to announce the appointment of K. Vincent Campbell, Ph.D., P.Geo., to fill the casual vacancy on the Board of Directors resulting from Mr. Muzylowski's resignation, until the Company's next annual general meeting of shareholders.

The Company has accepted the surrender of the balance of shares held pursuant to the Escrow Agreement dated as of 2 May 1990, and is notifying its escrow agent, Pacific Corporate Trust Company, to alter the issued capital by canceling the 13,500 common shares.

ON BEHALF OF THE BOARD

*"James E. McInnes"*

James E. McInnes, President